Form 10-K, Exhibit 13
MID PLAINS TELEPHONE INC
filed 1995-03-30
CIK 65901

FINANCIAL HIGHLIGHTS<F1>
Dollars in thousands, except per share data

                  1994      1993      1992      1991      1990      1984
Access Lines       26,281    24,414    23,103    21,416    19,721   $12,634

Total Assets      $33,889   $33,676   $31,079   $29,361   $28,199   $14,723

Shareholders'
Equity            $18,232   $16,766   $15,158   $13,943   $13,260   $ 4,435

Long-Term Debt,
Including
Current
Maturities        $ 6,954   $ 7,756   $ 8,482   $ 9,141   $ 9,738   $ 4,051

Short-Term
Notes Payable
to Banks          $ 1,300   $ 2,400   $ 1,400   $ 1,200   $  --     $  --

Ratio of
Earnings to
Interest
Expense<F2>          6.14      5.64      5.23      3.77      4.13      6.69

Revenues and
Sales             $21,460   $19,041   $18,075   $15,728   $14,659   $ 9,875

Net Income        $ 2,889   $ 2,882   $ 2,680   $ 1,922   $ 1,807   $ 1,462

Earnings Per
Share             $  1.47   $  1.47   $  1.38   $   .99   $   .94   $   .90

Cash Dividends
Per Share         $  .860   $  .780   $  .860   $  .705   $  .653   $  .523

Average Common
Shares
Outstanding       1,969,628 1,958,846 1,948,860 1,941,627 1,929,563 1,630,566

Number of
Shareholders        2,222     2,135     2,067     2,015     1,925     1,604

<F1>Earnings per share, cash dividends and average common shares outstanding have been adjusted retroactively for the 3-for-1 stock split in 1990.
<F2>For the purpose of this ratio, earnings have been calculated by adding net income, interest expense and income taxes.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS
                         OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

OVERVIEW
Mid-Plains operates in two business segments: telephone operations and the sales and service of communications systems (non-telephone). Telephone operations continue to have rapid growth with access lines increasing by 7.7% for 1994 and 5.7% for 1993. System sales and service operations continue to serve a strong customer base. The Company's consolidated operating revenues reached a new high in 1994 growing to $21.5 million from $19.0 million in 1993 and $18.1 million in 1992.

TELEPHONE SERVICE OPERATING RESULTS
The telephone segment contributed operating income of $5.0 million, $5.0 million, and $4.8 million to the consolidated operating income in 1994, 1993, and 1992, respectively.
    OPERATING REVENUES
Telephone service revenues increased by $1.3 million and $1.2 million in 1994 and 1993, respectively.
    For 1994, local network services increase by $0.6 million due to the elimination of certain regulatory liabilities (see Note 8 to the Financial Statements). In addition, 1994 revenues were affected by Extended Community Calling, resulting in a $0.3 million increase in local service network which was offset by decreases of $0.4 million and $0.2 million in network access and other revenues, respectively.
    For 1993, revenue increases were due primarily to a $0.3 million increase in local network revenues due to the recording of regulatory liabilities and increased network access caused by increased network usage.
    Network access and long distance services revenues include both interstate and intrastate revenues. For 1994, approximately 59% of such revenues were interstate as compared to 56% in 1993 and 57% in 1992.
    OPERATING EXPENSES
Telephone operating expenses which includes plant, depreciation, customer, corporate, and general taxes, increased by $1.3 million and $1.0 million in 1994 and 1993, respectively. The changes in plant, customer and corporate expenses in 1994 were due primarily to the elimination of $0.3 million of regulatory assets (see Note 8 to the Financial Statements), start-up costs of $0.2 million associated with the provisioning of toll services, and internal growth. In addition, 1994 reflects shift of $0.3 million to corporate from plant and customer due to planning and other changes. In 1993, the changes were due primarily to growth in internal operations and included a $0.3 million increase in expense related to regulatory liabilities described above. Depreciation increased $0.2 million in 1994 and $0.1 million in 1993 as a result of increased depreciable property.

SYSTEM SALES AND SERVICE OPERATING RESULTS
The non-telephone segment contributed operating income of $0.5 million, $0.4 million, and $0.5 million to the consolidated operating income in 1994, 1993, and 1992, respectively.
    OPERATING REVENUES
System sales and service revenues increased by $1.1 million in 1994 and decreased by $0.2 million in 1993 primarily as a result of increased system sales and maintenance in 1994 and decreased system maintenance in 1993.
    OPERATING EXPENSES
Cost of sales and services, as a percentage of operating revenues, were 58% in 1994, 56% in 1993, and 61% in 1992. The decrease in 1993 was due primarily to improved margins on sales and service revenues. Operating expenses increased by $0.3 million in 1994 and $0.2 million in 1993.

OTHER ITEMS
Interest expense decreases in 1994 and 1993 were due to a reduction in long-term debt and fluctuations in short-term debt and interest rates.
    The effective income tax rate was 37.3%, 34.8% and 36.8% in 1994, 1993 and 1992, respectively. In 1993, Mid-Plains adopted new accounting rules for income taxes (SFAS 109) (see Note 1 to the Financial Statements). The effect of this accounting change was insignificant.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW
Mid-Plains Telephone, Inc. requires funds primarily for its construction program, the maturity and retirement of long-term debt, dividend payments and investments. The capital resources available to meet these requirements are provided through internally generated funds and external financings. Net cash provided from operations of the Company and its subsidiary for the years 1992
- 1994 was approximately $16.1 million. External financings for the same period totaled approximately $0.8 million.

CAPITAL REQUIREMENTS AND RESOURCES
The primary capital requirement of the Company consists of expenditures under its construction program. Total construction expenditures for the years 1992
- 1994 were approximately $10.3 million. Total construction expenditures for 1995 are estimated to be $6.2 million. In 1994, Mid-Plains transferred to short term debt $2.5 million of five-year debentures which are due on July 1, 1995. It is expected that capital requirements for construction expenditures and repayment of the debentures will be provided for with cash flow from operations, the issuance of long-term debt and short term bank notes.
    In 1994, the cellular partnership in which Mid-Plains has a limited interest made a capital call due July 1, 1995. Mid-Plains is analyzing whether or not to invest $2.0 million as explained in Note 7 of the Financial Statements.
    At December 31, 1994, the Company had available unused lines-of-credit of $5 million. The Company has experienced no difficulty in obtaining funds for its construction program or other purposes and anticipates none in the future.

EXTERNAL FINANCINGS
External financings for the years 1992 - 1994 were $0.8 million consisting of $0.7 million raised through the sale of common stock under the employee stock purchase plan and a net increase in short-term bank notes of $0.1 million.
    In connection with its long-term debt, the Company is subject to certain restrictions on its debt, equity and investments. The Company's ratio of shareholder's equity to total capitalization (shareholder's equity plus long-term and short-term debt) was 69% at December 31, 1994, as compared to 62% at December 31, 1993, and 61% at December 31, 1992. The Company's long-term goal is to maintain a common equity level of about 50 to 60%. The Company expects its 1995 equity level to exceed this range at December 31, 1994.

OTHER MATTERS

REGULATORY ENVIRONMENT
For regulatory purposes, Mid-Plains is currently considered as a small telecommunications utility and is subject to reduced regulation (expiring in 1997 if not extended) which allows for greater flexibility in regulatory matters. Mid-Plains used this reduced regulation to increase its local rates without a formal proceeding in January 1995. This will result in an increase in annual revenues of approximately $1.1 million.
    The telecommunications industry continues to undergo various regulatory, competitive and technological changes. Wisconsin regulation is moving from traditional cost-based rate-of-return regulation to incentive-based alternative regulation. Coincident with this is the encouragement of local exchange competition (LEC's) and the emergence of companies providing competitive access and other services that will compete with LEC's. In addition, local service competition will be enhanced by the convergence of telecommunications, cable, wireless, video, computer and other technologies. While these changes may eventually cause regulatory risks and adverse revenue and earnings pressures on Mid-Plains, competition will also bring more creative uses of the market and new opportunities. Mid-Plains will continue to monitor the ongoing changes in regulation, competition and technology and consider which developments provide the most favorable opportunities for Mid-Plains to pursue.

                     CONSOLIDATED STATEMENTS OF INCOME
                        Mid-Plains Telephone, Inc.

                                        Year Ended December 31,
                                        1994          1993          1992
In Thousands Except For Per Share Data
OPERATING REVENUES
   Telephone operations -
      Local network services            $ 3,548       $ 2,520       $ 2,126
      Network access and long
        distance services                 9,916         9,596         8,804
      Other                               2,096         2,143         2,168
   System sales and services              5,900         4,782         4,977
                                         21,460        19,041        18,075

OPERATING EXPENSES
   Telephone operations -
      Plant operations                    2,567         2,509         2,290
      Depreciation                        2,307         2,092         1,970
      Customer operations                 2,411         2,135         1,714
      Corporate operations                2,381         1,732         1,590
      General taxes                         868           815           748
   System sales and services -
      Cost of sales and services          3,429         2,699         3,025
      Operating expenses                  2,015         1,682         1,489
                                         15,978        13,664        12,826

OPERATING INCOME                          5,482         5,377         5,249
   Other income                              18            11            (3)
   Interest expense                        (896)         (955)       (1,004)

INCOME BEFORE INCOME TAX EXPENSE          4,604         4,433         4,242
   Income tax expense                     1,715         1,551         1,562

NET INCOME                              $ 2,889       $ 2,882       $ 2,680

Earnings per share                      $  1.47       $  1.47       $  1.38


The accompanying notes are an integral part of the consolidated financial statements.

                        CONSOLIDATED BALANCE SHEETS
                          Mid-Plains Balance Sheet

                                            December 31,    December 31,
In Thousands                                1994            1993
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                $   186         $ 1,606
   Accounts receivable
      Due from subscribers                      811             779
      Customer sales and service                725             661
      Other, principally connecting
         companies                            1,848           1,576
   Refundable income taxes                      184             252
   Inventories
      Plant materials and supplies              281             238
      Communication systems and parts           863             957
   Other                                        393             214
                                              5,291           6,283
PROPERTY, PLANT AND EQUIPMENT
   Telephone, in service and under
     construction, at original cost          41,041          37,172
   Less accumulated depreciation            (15,383)        (13,346)
                                             25,658          23,826
INVESTMENTS AND OTHER ASSETS
   Cellular limited partnership interest      2,379           2,379
   Other                                        561           1,188
                                              2,940           3,567
                                            $33,889         $33,676
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Current maturities of long-term debt     $ 3,380         $   801
   Notes payable to banks                     1,300           2,400
   Accounts payable                           2,798           1,989
   Other                                        648             756
                                              8,126           5,946

LONG-TERM DEBT                                3,574           6,955
DEFERRED CREDITS
   Deferred income taxes                      2,742           2,097
   Unamortized investment tax credits           300             372
   Other                                        915           1,540
                                              3,957           4,009
SHAREHOLDERS' EQUITY
   Common stock, $3.33-1/3 par value;
     3,000,000 shares authorized;
     issued 1,974,400 and 1,964,633
     shares, respectively                     6,581           6,549
   Additional paid-in capital                 4,806           4,568
   Retained earnings                          6,845           5,649
                                             18,232          16,766

                                            $33,889         $33,676
The accompanying notes are an integral part of the consolidated financial statements.
/TABLE

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                           Mid-Plains Telephone, Inc.

                      Common Stock     Additional                Total
                      Shares  Par      Paid-in      Retained     Shareholders'
                      Issued  Value    Capital      Earnings     Equity
In Thousands
Balances,
 December 31, 1991    1,944   $6,481   $4,170       $3,292       $13,943

  Net income                                         2,680         2,680
  Cash dividend -
    $.86 a share                                    (1,677)       (1,677)
  Stock purchase plan    10       32      180                        212

Balances,
 December 31, 1992    1,954    6,513    4,350        4,295        15,158

  Net income                                         2,882         2,882
  Cash dividend -
    $.78 a share                                    (1,528)       (1,528)
  Stock purchase plan    11       36      218                        254

Balances,
 December 31, 1993    1,965    6,549    4,568        5,649        16,766

  Net income                                         2,889         2,889
  Cash dividend -
    $.86 a share                                    (1,693)       (1,693)
  Stock purchase plan     9       32      238                        270

Balances,
 December 31, 1994    1,974   $6,581   $4,806       $6,845       $18,232

The accompanying notes are an integral part of the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                            Mid-Plains Telephone, Inc.

                                          Year Ended December 31,
                                          1994          1993       1992
In Thousands
OPERATING ACTIVITIES
   Net income                             $2,889        $2,882     $2,680
   Add (Deduct) adjustments to
     reconcile net income to net
     cash from operations:
       Depreciation                        2,390         2,161      2,021
       Deferred income taxes                 485           421        117
       Change in accounts and
         other receivables                  (369)         (100)      (691)
       Change in inventories                  51          (207)       (81)
       Change in accounts payable            809           (64)       680
       Change in other assets
         and liabilities                    (139)          178        (53)
   Net cash from operating activities      6,116         5,271      4,673

FINANCING ACTIVITIES
   Repay long-term debt                     (802)         (726)      (659)
   Short-term bank notes:
     Borrowings                              400         1,400        200
     Repayments                           (1,500)         (400)        --
   Dividends paid                         (1,693)       (1,528)    (1,677)
   Stock purchase plan                       270           254        212
   Net cash used in financing activities  (3,325)       (1,000)    (1,924)

INVESTING ACTIVITIES
   Additions to property, plant
     and equipment                        (4,233)       (3,413)    (2,635)
   Investment in cellular partnership         --            --         91
   Other, net                                 22           (17)        (1)
   Net cash used in investing activities  (4,211)       (3,430)    (2,545)

CASH AND CASH EQUIVALENTS
   Net increase (decrease) during year    (1,420)          841        204
   Beginning of year                       1,606           765        561
   End of year                            $  186        $1,606     $  765

The accompanying notes are an integral part of the consolidated financial statements.

                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            Mid-Plains Telephone, Inc.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accounting policies of Mid-Plains Telephone, Inc. and its subsidiary ("Mid-Plains") conform to generally accepted accounting principles and where applicable, conform to the accounting principles prescribed by the Public Service Commission of Wisconsin (PSCW).

    PRINCIPLES OF CONSOLIDATION
        Mid-Plains' consolidated financial statements include the accounts of Mid-Plains Telephone, Inc. and its wholly-owned subsidiary, Mid-Plains Communications Systems, Inc. All significant inter-company items have been eliminated in consolidation.

    PROPERTY, PLANT AND EQUIPMENT
        Telephone property is stated at original cost of construction.

        Normal retirements of telephone property are charged against accumulated depreciation along with the costs of removal less salvage, with no gain or loss recognition. Renewals and betterments of plant and equipment are capitalized while repairs, as well as renewals of minor items, are charged to operating expenses.

        Depreciation of telephone plant is provided for primarily on the straight-line method using class rates acceptable to the PSCW. The composite rates were 6.1%, 6.0%, and 6.2% for the years 1994, 1993, and 1992, respectively.

        When non-telephone property is sold or retired, a gain or loss is recognized. Depreciation is provided on the straight-line method over estimated service lives.

    INVENTORIES
        Inventories are stated at the lower of cost or market. The cost of materials and supplies inventory, which is used primarily for the construction of telephone plant, is determined principally by the average cost method.

        The cost of communications systems and parts inventory, held primarily for sale and servicing of deregulated telephone systems, is determined principally by the first-in, first-out (FIFO) method.

    INCOME TAXES
        Mid-Plains files a consolidated federal income tax return.

        Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In 1993, Mid-Plains adopted the provision of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), which changed the method by which companies account for income taxes. Among other things, the statement requires that the deferred tax balances be adjusted to reflect new tax rates when they are enacted into law. The adoption of SFAS 109 did not have a material effect on Mid-Plains' 1993 income tax expense.

        In accordance with SFAS 109, deferred income taxes have been established for all temporary differences between the book and tax basis of assets and liabilities. In addition, deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, that will be in effect in the years in which the temporary differences are expected to reverse.

        Investment tax credits which were deferred prior to the TRA '86 are being amortized over the service life of the related property.

    EARNINGS PER SHARE
        Earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. The number of shares used in this calculation were: 1994 - 1,969,628; 1993 - 1,958,846; and 1992 - 1,948,860.

    REVENUE RECOGNITION
        Mid-Plains recognizes revenues when earned, regardless of the period in which they are billed.

        TELEPHONE REVENUES
        Mid-Plains is required to provide service (and grant credit) to subscribers within its defined service territory.

        Revenues from long-distance services are derived from charges for access to Mid-Plains' local exchange network, subscriber line charges and contractual arrangements for billing and collection and other services. Interstate access revenues are based on an average schedule company settlement formula administered by the National Exchange Carrier Association (NECA) as regulated by the FCC. Intrastate access revenues are based on an individual company tariff access charge structure regulated by the PSCW.

        The percentage of revenues for long-distance services provided to carriers which exceeded 10% of telephone revenues were: AT&T Communications, Inc. 30% in 1994, 32% in 1993, and 31% in 1992; Ameritech 13% in 1994, 20% in 1993, and 21% in 1992; and MCI 11% in
    1994 and 11% in 1993. No other customer accounted for more than 10% of total revenues.

        SYSTEM SALES AND SERVICES REVENUES
        Revenues from system sales and services are derived from the sale, installation and servicing of deregulated communications systems. Mid-Plains grants credit to customers, substantially all of whom are located in southern Wisconsin.

        Customer contracts for sales and installations are accounted for using the completed-contract method which recognizes income only if the contract is completed, or substantially so.

    CASH AND CASH EQUIVALENTS
        Cash and cash equivalents include cash and certificates of deposit with original maturities of three months or less. Cash and cash equivalents are stated at cost which approximates market value. At December 31, 1994 and 1993, Mid-Plains had bank deposits in excess of Federally insured limits of approximately $343,000 and $1,830,000, respectively.

    SUPPLEMENTAL CASH FLOW DISCLOSURES
         Mid-Plains, during 1994, 1993, and 1992, paid interest in the amount of approximately $ 888,000, $955,000, and $1,010,000, respectively, and income taxes in the amount of approximately
    $1,137,000, $1,327,000, and $1,723,000, respectively.

2.  LONG-TERM DEBT
       Long-term debt is comprised of the following:

                                            December 31,    December 31,
                                            1994            1993
    In Thousands
    Wisconsin Investment Board First
     Mortgage Notes -
      8-1/2% notes, payable in monthly
       installments, from May 1, 1974
       to October 1, 1998                   $   548         $   671
      9-3/4% note, payable in quarterly
       installments, from September 19,
       1987 to June 29, 1997                  1,038           1,389
      10-1/2% notes, payable in quarterly
       installments, from February 7, 1991
       to November 7, 2000                    2,871           3,198
    Registered Subordinated Debentures -
       11% due July 1, 1995                   2,497           2,498
                                              6,954           7,756
         Less current portion                 3,380             801
         Long-term debt                     $ 3,574         $ 6,955

        Substantially all of Mid-Plains' telephone plant is pledged under the mortgage notes of the Company.

        In connection with its long-term debt, Mid-Plains is subject to restrictions on debt, other investments, and on the amount of retained earnings available for cash dividends. At December 31, 1994, $4,653,000 of its retained earnings were not restricted and thus are available for the payment of dividends.

        Long-term debt maturing within each of the next five years is as follows: 1995 - $3,379,784, 1996 - $973,290, 1997 - $833,728, 1998 -
    $606,617, and 1999 - 550,213.

3.  SHORT-TERM FINANCING

        The table below contains information related to short-term financing.

                                       Year Ended December 31,
                                       1994        1993         1992
    In Thousands
    Balance of notes payable to
       banks at end of year            $1,300      $2,400       $1,400
    Weighted average interest rate
       at end of year                   8.50%       6.00%        6.00%
    Maximum amount outstanding
       during year                     $2,400      $2,400       $1,400
    Average amount outstanding
       during year<F1>                 $1,392      $1,569       $1,308
    Weighted average interest
       rate during the year<F1>         6.91%       5.94%        6.33%

    <F1>  The average was computed based on month-end balances.

        At December 31, 1994, Mid-Plains had available unused lines-of-credit of $5,000,000, for general corporate purposes. Mid-Plains' lines of credit, which may be terminated at the option of the banks or the Company, do not require compensating balances.

4.  INCOME TAXES

        The components of income tax expense are as follows:

                                              Year Ended December 31,
                                           1994         1993         1992
    In Thousands
    Current:
      Federal                              $1,018       $  881       $1,152
      State                                   263          236          292
         Total current                      1,281        1,117        1,444
    Deferred:
       Federal                                395          391          145
       State                                  110          123           53
         Total Deferred                       505          514          198
    Investment tax credits                    (71)         (80)         (80)
    Total income tax expense               $1,715       $1,551       $1,562
    /TABLE

    The components of Mid-Plains' deferred tax asset (liability) were as follows:
                                                     Year Ended December 31,
                                                     1994        1993
    In Thousands
    Deferred tax asset:
      Unamortized investment tax credit              $   152     $   193
      Deferred compensation                               92          79
      Deferred income                                     82          62
      Other                                               88          49
      Deferred tax asset                                 414         383
    Deferred tax liability:
      Property, plant and equipment
        depreciation                                  (2,182)     (1,793)
      Cellular interest                                 (775)       (539)
      Other                                              (29)        (38)
      Deferred tax liabilities                        (2,986)     (2,370)
    Net deferred tax liability                        (2,572)     (1,987)
    Less: Current deferred tax asset                    (170)       (110)
    Long-term deferred tax liability                 $(2,742)    $(2,097)

        During 1992, deferred income taxes were provided for significant temporary differences in recognition of certain expenses for tax and financial statement purposes. These items consisted of the following:

                                              Year Ended December 31,
                                              1992
    In Thousands
    Depreciation                              $146
    Cellular interest                          131
    Amortization of excess deferred tax        (45)
    Other                                      (34)
    Total                                     $198

        The following is a reconciliation of the statutory federal income tax rate of 34% to Mid-Plains' effective income tax rate.

                                         Year Ended December 31,
                                         1994         1993         1992
    Statutory federal income tax
       rate                              34.0%        34.0%        34.0%
    State income taxes, net of
      federal benefit                     5.3          5.4          5.6
    Amortization of investment tax
      credits                            (1.6)        (1.8)        (1.9)
    Amortization of excess deferred
      federal taxes                      ( .7)         (.8)        (1.1)
    Other differences                      .3         (2.0)          .2
    Effective income tax rate            37.3%        34.8%        36.8%
    /TABLE

5.  BENEFIT PLANS

    PENSION PLAN
        Mid-Plains has a pension plan covering most of the employees of its telephone operations. The plan is non-contributory and provides for benefits to be paid to eligible employees at retirement based primarily upon years of service with Mid-Plains and compensation rates near retirement. Mid-Plains' funding policy is to contribute annually an amount up to the maximum amount that can be deducted for federal income tax purposes. Plan assets consist of fixed income securities.
        Mid-Plains applies the Financial Accounting Standards Board's SFAS 87, Employers' Accounting for Pensions, using a measurement date of September 30 for financial reporting purposes. In 1993 and prior years, the funded amount was recognized for ratemaking and adjustments made to revenues to reflect resulting regulatory liabilities. As explained in Footnote 8, this regulatory liability has been eliminated. Beginning in 1994, pension costs for ratemaking are based on costs calculated under SFAS 87.
        The funded status of the plan at October 1 for the year ended December 31 is as follows:

                                                    1994             1993
    In Thousands
    Vested benefit obligation                       $ 4,435          $ 4,196
    Non-vested benefit obligation                       139              121
    Total actuarial present value of
      accumulated benefit obligation                $ 4,574          $ 4,317
    Projected benefit obligation for
      service rendered to date                      $(7,006)         $(6,960)
    Plan assets at fair value as of
      October 1                                       5,116            5,541
    Plan assets less than
      projected benefit obligation                   (1,890)          (1,419)
    Unrecognized loss on assets                       2,006            1,290
    Unrecognized net asset at transition               (135)            (156)
    Unrecognized prior service cost                     278              703
    Amount contributed to plan for fourth
      quarter                                           158              156
    Prepaid pension cost at December 31             $   417          $   574

    The net periodic pension cost consists of the following:

                                            1994          1993         1992
    In Thousands
    Service cost - benefits earned
      during the period                     $ 548         $ 451        $ 322
    Interest cost on projected benefit
      obligation                              449           391          302
    Actual return on plan assets              230          (564)        (581)
    Net amortization and deferral            (584)          310          309
    Net pension cost calculated under
      SFAS 87                               $ 643         $ 588        $ 352
    Rates used for calculations -
    Discount Rate - interest rate used to
      adjust for the time value of money    6.50%         6.50%        6.50%
    Assumed rate of increase in
      compensation levels                   5.33%         5.84%        6.00%
    Expected long-term rate of return
      on pension assets                     7.75%         7.75%        7.75%

    401(K) BENEFIT PLAN
        Mid-Plains offers a defined contribution 401(k) benefit plan to substantially all employees. The cost of the 401(k) plan was as follows:
    1994 - $177,518, 1993 - $162,495, and 1992 - $154,971.

    RETIREE HEALTH INSURANCE PLAN
        Mid-Plains has a retiree health insurance plan for telephone operations employees retiring after 1992. The plan, which is unfunded, provides for limited coverage to retirees between the age of 60 and 65, based on accumulated sick leave in excess of 720 hours. The cost of the plan was $25,672 in 1994, $26,300 in 1993, and $33,567 in 1992.

    STOCK PURCHASE PLAN
        Mid-Plains has a stock purchase plan which allows employees and directors to purchase limited quantities of Mid-Plains Telephone, Inc. stock. Common stock for the plan is based on the Public Service Commission of Wisconsin's (PSCW) authorization to sell limited quantities of unissued stock at or above a minimum price set by the PSCW. Mid-Plains has a pricing policy under which employees, other than officers, may purchase shares at a discounted market price and officers and directors may buy shares at full market price.

    DEFERRED COMPENSATION PLAN
        Mid-Plains has an unfunded deferred compensation plan whereby an officer or director can defer a portion of current officers' salaries or director fees. For income tax purposes, a deduction is allowed at the time compensation is paid to the participants.

6.  COMMITMENTS

        Construction expenditures for 1995 are estimated at $6.2 million.

7.  INVESTMENT, LIMITED PARTNERSHIP

        Mid-Plains has an 18% share in a cellular partnership with Ameritech which provides cellular telephone service in Madison, Janesville/Beloit and bordering areas. The investment is accounted for using the cost method. Mid-Plains received a $91,000 capital distribution in 1992 which reduced its investment. No distributions were received in 1993 or 1994.
        On June 30, 1994, Ameritech made a capital call due July 1,
    1995. Mid-Plains may contribute $2.0 million and maintain its current share or not participate and have its share diluted to approximately 4%. Management is analyzing these and other options with respect to Mid-Plains' investment in the partnership.

8.  REGULATORY MATTERS

        In 1994, the Wisconsin Legislature enacted the Telecommunications Act of 1993. As a result of this and other regulatory and legislative activities, management has concluded that the recovery of certain regulatory assets and payment of certain regulatory liabilities related to employee and retiree benefits will not be realized. The elimination of these regulatory assets of $360,000 and regulatory liabilities of $574,000 are reflected as increases in operating expenses and revenues, respectively. These changes in estimates increased net income by $130,000, ($.07 per share).

        In January, 1995, Mid-Plains increased its local rates which will increase annual revenues by approximately $1.1 million.

9.  SEGMENT INFORMATION

        Mid-Plains operates in two industry segments: telephone services and the sales and service of communications systems.

                                   Year Ended December 31,
                                   1994          1993          1992
    In Thousands
    Operating Revenues
       Telephone operations        $15,560       $14,259       $13,098
       System sales and services     5,900         4,782         4,977
                                   $21,460       $19,041       $18,075
    Operating Income
       Telephone operations        $ 5,026       $ 4,976       $ 4,786
       System sales and services       456           401           463
                                   $ 5,482       $ 5,377       $ 5,249
    Identifiable assets
       Telephone operations        $31,508       $31,235       $29,272
       System sales and services     2,381         2,441         1,807
                                   $33,889       $33,676       $31,079
    Depreciation
       Telephone operations        $ 2,307       $ 2,092       $ 1,970
       System sales and services        83            69            51
                                   $ 2,390       $ 2,161       $ 2,021
    Capital expenditures
       Telephone operations        $ 4,089       $ 3,219       $ 2,496
       System sales and services       144           194           139
                                   $ 4,233       $ 3,413       $ 2,635

10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                               Quarter Ended
                                 March 31    June 30    Sept. 30    Dec.31
    In Thousands Except For Per Share Data
    1994
    Operating Revenues          $4,868      $5,640     $5,099      $5,853
    Operating Income            $1,230      $1,421     $1,421      $1,410
    Net Income                  $  633      $  751     $  768      $  737
    Earnings per Share          $  .33      $  .38     $  .39      $  .37

    1993
    Operating Revenues          $4,796      $4,672     $4,583      $4,990
    Operating Income            $1,473      $1,356     $1,303      $1,245
    Net Income                  $  792      $  714     $  670      $  706
    Earnings per Share          $  .41      $  .36     $  .34      $  .36
    /TABLE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors,
Mid-Plains Telephone, Inc.:

     We have audited the accompanying consolidated balance sheets of Mid-Plains Telephone, Inc. (a Wisconsin Corporation) and subsidiary as of
December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Plains Telephone, Inc. and Subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

/s/Kiesling Associates
KIESLING ASSOCIATES
Madison, Wisconsin
January 20, 1995

                  RESPONSIBILITY FOR FINANCIAL STATEMENTS

  The management of Mid-Plains Telephone, Inc. is responsible for the financial information and representations in this Annual Report. Management believes the financial statements have been prepared in conformity with generally accepted accounting principles and the other information in the Annual Report is consistent with those statements.
  In preparing the financial statements, management is required to include amounts based on estimates and judgements which it believes are reasonable under the circumstances.

       To fulfill these responsibilities, management maintains a system of internal operating, accounting, and financial controls. These controls provide reasonable, but not absolute, assurance that assets are safeguarded from loss or unauthorized use, transactions are properly recorded, and the resulting financial statements are reliable. The design, monitoring and revision of the system of internal control involves, among other things, our judgment with respect to the relative cost and expected benefits of specific control measures.

       The financial statements have been audited by Kiesling Associates, independent public accountants, who have expressed their opinion with respect to the fairness of these financial statements.

       The Board of Directors pursues its responsibility for the financial statements through its Audit Committee, comprised entirely of outside directors. The Audit Committee meets periodically with management and the independent public accountants to review matters relating to financial reporting, internal controls, and auditing. The Audit Committee's outside directors also meet separately with the independent public accountants to ensure their free access to the Audit Committee.

  /s/Dean W. Voeks                 /s/Howard G. Hopeman
  DEAN W. VOEKS                    HOWARD G. HOPEMAN
  President                        Vice-President and Chief Financial Officer
  January 20, 1995                 January 20, 1995

                       COMMON STOCK PRICE RANGES AND DIVIDEND<F1>

                       TRANSACTIONS<F2> PRICE PER SHARE<F2>      DIVIDENDS
                       NUMBER SHARES    HIGH        LOW          PAID
1994
4th Quarter             2      488      $35.00      $35.00       $.21
3rd Quarter             6     6425       35.00       32.00        .21
2nd Quarter            11     4785       40.00       33.00        .21
1st Quarter            14     4609       35.00       28.00        .23


1993
4th Quarter             5     1320      $33.00      $28.00       $.21
3rd Quarter             2      800       30.00       28.00        .19
2nd Quarter             6     7107       30.00       27.00        .19
1st Quarter             4     2514       27.00       25.00        .19

<F1>There were 2,226 shareholders as of February 1, 1995.  Mid-
Plains has regularly paid dividends to its shareholders and expects it will continue to do so in the future. Mid-Plains' By-Laws limit the common stock any one shareholder may hold to five percent of the authorized capital stock of the Company.
<F2>There are no principal market makers for Mid-Plains stock.
Prices are based only on unrelated party transactions for which the seller and/or buyer have responded to a Company injury. For 1994, transactions include both those handled privately (non-broker) and those handled by stock brokers. For 1993, only non-broker transactions are included. The change in 1994 was made because of the limited availability of price information due to sporadic trading of Mid-Plains stock. Non-broker prices do not include retail markup, markdown or commissions which are included in broker prices.