Form 10-K, Exhibit 13
period 1995-12-31
MID PLAINS TELEPHONE INC
filed 1996-03-29
CIK 65901

FINANCIAL HIGHLIGHTS<F1>
Dollars in thousands, except per share data

                  1995      1994      1993      1992      1991      1985
Access Lines       28,549    26,281    24,414    23,103    21,416   $13,300

Total Assets      $40,714   $33,889   $33,676   $31,079   $29,361   $14,620

Stockholders'
Equity            $19,722   $18,232   $16,766   $15,158   $13,943   $ 8,090

Long-Term Debt,
 Including
 Current
 Maturities       $ 8,570   $ 6,954   $ 7,756   $ 8,482   $ 9,141   $ 3,948

Short-Term
Notes Payable
to Banks          $ 4,440   $ 1,300   $ 2,400   $ 1,400   $ 1,200   $  --

Ratio of
Earnings to
Interest
Expense<F2>       6.78      6.14      5.64      5.23      3.77      5.47

Revenues and
Sales             $24,578   $21,460   $19,041   $18,075   $15,728   $ 6,759

Net Income        $ 3,425   $ 2,889   $ 2,882   $ 2,680   $ 1,922   $ 1,162

Earnings Per
Share             $  1.73   $  1.47   $  1.47   $  1.38   $   .99   $   .71

Cash Dividends
Per Share         $ 1.120   $  .860   $  .780   $  .860   $  .705   $  .537

Average Common
Shares
Outstanding       1,978,725 1,969,628 1,958,846 1,948,860 1,941,627 1,632,948

Number of
Shareholders      2,281     2,222     2,135     2,067     2,015     1,621

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

RESULTS OF OPERATIONS

Overview
1995 was an outstanding year for Mid-Plains, driven by record revenues. Consolidated operating revenues increased $3.1 million, to $24.6 million, in 1995, and $2.4 million, to $21.5 million, in 1994. Consolidated net income increased $0.5 million, to $3.4 million, in 1995, from $2.9 million in both 1994 and 1993. This increased earnings per share by 17.7% to $1.73 in 1995 from $1.47 in both 1994 and 1993.

Mid-Plains operates two business segments: a telecommunications utility providing telephone and data services (telephone operations) and system sales and service operations.

Telephone Service Operating Results
The telephone segment contributed operating income of $6.1 million, $5.0 million, and $5.0 million to the consolidated operating income in 1995, 1994, and 1993, respectively.

Operating Revenues
Telephone service revenues increased $2.5 million to $18.1 million, in 1995, and $1.3 million to $15.6 million, in 1994.

For 1995, local network service revenues increased by $.7 million. The growth was primarily due to an increase in local network service rates in 1995 which increased revenues by $1.1 million and the growth in the number of access lines served which resulted in $.3 million growth in revenues. Local network service increases for 1995 were offset in part by a credit of $.6 million in 1994 to eliminate regulatory liabilities no longer considered payable. Network access and long distance service revenues increased by $1.6 million in 1995. The increase was primarily due to growth in network access, $.7 million, and the provision of long distance service, $.7 million.

For 1994, local network services increased by $1.0 million. The growth was primarily due to a credit of $0.6 million to eliminate certain regulatory liabilities (see Note 1 to the Financial Statements). In addition, 1994 revenues were affected by Extended Community Calling, resulting in a $0.3 million increase in local service network and decreases in network access and other revenues of $0.4 million and $0.2 million, respectively.

Network access and long distance services revenues include both interstate and intrastate revenues. For 1995, approximately 60% of such revenues were interstate as compared to 59% in 1994 and 56% in 1993.

Operating Expenses
Telephone operating expenses, which includes plant, depreciation, customer, corporate, and general taxes, increased by $1.4 million to $12.0 million, in 1995, and $1.3 million to $10.5 million, in 1994. Increases in plant, customer and corporate expenses for 1995 were primarily due to growth in internal operations and the cost of providing long distance services. The growth in these expenses was offset by a charge of $.4 million made in 1994 to eliminate regulatory assets no longer considered recoverable.

The changes in plant, customer and corporate expenses in 1994 were due primarily to the elimination of $0.4 million of regulatory assets (see Note 1 to the Financial Statements), start-up costs of $0.2 million associated with the provisioning of long-distance services and internal growth. In addition, 1994 reflects shift of $0.3 million to corporate from plant and customer due to planning and other changes.

Depreciation increased $0.8 million in 1995 and $0.2 million in 1994 as a result of increased depreciable property and, in 1995, additional depreciation of $0.5 million in connection with the change-out of central office equipment.

System Sales and Service Operating Results
The system sales and service segment contributed operating income of $0.3 million, $0.5 million, and $0.4 million to the consolidated operating income in 1995, 1994, and 1993, respectively.

Operating Revenues
System sales and service revenues increased by $0.6 million to $6.5 million, in 1995, and increased by $1.1 million to $5.9 million, in 1994, primarily as a result of increased system sales and maintenance.

Operating Expenses
Cost of sales and services, as a percentage of operating revenues, were 64% in 1995, 58% in 1994, and 56% in 1993. The
1995 increase was due primarily to reclassifying to cost of sales payroll overheads which in 1994 and 1993 were included in operating expenses. If the change had been made in 1994 and 1993, cost of sales would have increased 3% in 1994 and 1993 with corresponding reduction in operating expenses. Operating expenses, which did not increase in 1995 due to the above, were $2.0 million in 1995 and 1994, an increase of $0.3 million over 1993.

Other Items
Interest expense did not change significantly in 1995, 1994 or 1993 primarily due to level amounts of short-term bank notes during the periods. In July 1995 interest on debentures increased as a result of additional financing, but was offset in part by a reduction in debenture interest rates from 11% to 8%.

Income taxes increased in 1995 primarily due to higher taxable income. The effective income tax rate was 38.1%, 37.3% and 34.8% in 1995, 1994 and 1993, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Overview
Mid-Plains Telephone, Inc. requires funds primarily for its construction program, the retirement of maturing long-term debt, dividend payments and investments. The capital resources available to meet these requirements are provided through internally generated funds and external financing. Net cash provided from operations of the Company and its subsidiary for the years 1993 - 1995 was $18.3 million. External financing for the same period totaled $8.8 million.


Capital Requirements and Resources
The primary capital requirement of the Company consists of expenditures under its construction program. Total construction expenditures for the years 1993 - 1995 were $14.8 million. Total construction expenditures for 1996 are estimated to be $6.3 million. In 1995, Mid-Plains sold $5.0 million of five-year debentures and retired $2.5 million of debentures which were due on July 1, 1995. It is expected that 1996 capital requirements for construction expenditures and repayment of outstanding short-term bank notes will be provided for with cash flow from operations and the issuance of $5 million of long-term debt.

In 1995, Mid-Plains responded to a 1994 cellular partnership capital call by contributing $2.0 million (See Note 8 to the Financial Statements).

At December 31, 1995, the Company had available unused lines-of-credit of $2.6 million. The Company has experienced no difficulty in obtaining funds for its construction program or other purposes, however, management is unable to predict the potential impact of competition on the Company's future cash flow. Inflationary impacts on the Company's businesses are not anticipated to be material.

External Financing
External financing for the years 1993 - 1995 were $8.8 million consisting of $5.0 million raised through the sale of debentures, $0.8 million from the sale of common stock under the employee stock purchase plan and a net increase in short-term bank notes of $3.0 million.

In connection with its long-term debt, the Company is subject to certain restrictions on its debt, other investments and cash dividends (See Note 2 to the Financial Statements). The Company's ratio of shareholder's equity to total capitalization (shareholders' equity plus long-term and short-term debt) was 60% at December 31, 1995, as compared to 69% at December 31, 1994, and 62% at December 31, 1993. The Company's long-term goal is to maintain a common equity level of about 50% to 60%. The Company expects its 1996 equity level to be within this range at December 31, 1996.

OTHER MATTERS

Regulatory and Competitive Trends
For state regulatory purposes, Mid-Plains is currently considered a small telecommunication utility and is subject to reduced regulation which allows for greater flexibility in regulatory matters. Mid-Plains used this reduced regulation to increase its local rates without a formal proceeding in January 1995.

On February 8, 1996, the Telecommunications Act of 1996 was signed into law. The bill breaks down regulatory barriers at both the state and federal levels and is certain to accelerate the convergence of local, long distance, wireless, video and data.
The impact, however, isn't likely to be felt immediately.  The
FCC and state regulators must decide precisely how Congress' instructions will be carried out. Due to Mid-Plains' size, it has limited exemption from several provisions of the bill.

On February 20, 1996, Mid-Plains was the first independent local exchange company in Wisconsin to file with the Public Service Commission of Wisconsin (PSCW) an application for authority to implement an alternative plan to traditional rate-of-return regulation. The five-year plan, if approved by the PSCW, would set rate ceilings and decrease regulation. In return, the plan establishes goals and will facilitate the transition to a grater competitive market.

The breakdown of barriers at both the state and federal levels allows competitors to enter the telecommunications service markets. At the same time, telecommunications providers can enter new markets. Today, Mid-Plains is already subject to competition from numerous sources, including directory overlays, bypass of the local exchange networks and competing cellular companies. As we look ahead, Mid-Plains faces increased competition with prices and technology under continual pressure. Along with these challenges, Mid-Plains also sees growing opportunities to expand beyond its traditional markets and continues to monitor and consider the most favorable options.

New Accounting Pronouncement
In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS 121). This statement, which will be applicable to 1996 financial statements, establishes accounting standards for the impairment of long-lived assets to be held and used, and for long-lived assets to be disposed of. Essentially, SFAS 121 requires review of those assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. SFAS 121 also requires that a rate-regulated enterprise recognize an impairment for the amount of costs excluded when a regulator excludes all or part of a cost from an enterprise's rate base or when regulatory assets are no longer probable of recovery.

                CONSOLIDATED STATEMENTS OF INCOME

                                        Year Ended December 31,
                                        1995          1994           1993
In Thousands Except For Per Share Data
OPERATING REVENUES
   Telephone operations -
      Local network services            $ 4,265       $ 3,548        $ 2,520
      Network access and long
        distance services                11,530         9,916          9,596
      Other                               2,308         2,096          2,143
   System sales and services              6,475         5,900          4,782
                                         24,578        21,460         19,041

OPERATING EXPENSES
   Telephone operations -
      Plant operations                    2,818         2,567          2,509
      Depeciation and amortization        3,073         2,307          2,092
      Customer operations                 2,524         2,411          2,135
     Corporate operations                 2,531         2,381          1,732
     General taxes                        1,027           868            815
   System sales and services -
      Cost of sales and services          4,118         3,429          2,699
      Operating expenses                  2,023         2,015          1,682
                                         18,114        15,978         13,664

OPERATING INCOME                          6,464         5,482          5,377
   Other income                              27            18             11
   Interest expense                        (957)         (896)         ( 955)

INCOME BEFORE INCOME TAX EXPENSE          5,534         4,604          4,433
   Income tax expense                     2,109         1,715          1,551

NET INCOME                              $ 3,425       $ 2,889        $ 2,882
Earnings per share                      $  1.73       $  1.47        $  1.47


The accompanying notes are an integral part of the consolidated financial statements.

                   CONSOLIDATED BALANCE SHEETS

                                        December 31,    December 31,
                                        1995            1994
In Thousands
ASSETS
CURRENT ASSETS
   Cash and cash equivalents            $   560         $   186
   Accounts receivable
      Due from subscribers                  818             811
      Customer sales and service            704             725
      Other, principally connecting
         companies                        2,073           1,848
   Refundable income taxes                  215             184
   Inventories
      Plant materials and supplies          376             281
      Communication systems and parts       903             863
  Other                                     271             393
                                          5,920           5,291
PROPERTY, PLANT AND EQUIPMENT
   Telephone, in service and under
     construction, at original cost      46,198          41,041
   Less accumulated depreciation        (16,663)        (15,383)
                                         29,535          25,658
INVESTMENTS AND OTHER ASSETS
   Cellular limited partnership interest  4,374           2,379
   Other                                    885             561
                                          5,259           2,940
                                        $40,714         $33,889
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Current maturities of long-term debt $   973         $ 3,380
   Notes payable to banks                 4,440           1,300
   Accounts payable                       2,949           2,798
   Other                                    636             648
                                          8,998           8,126
LONG-TERM DEBT                            7,597           3,574
DEFERRED CREDITS
   Income taxes                           3,230           2,742
   Investment tax credits                   236             300
   Other                                    931             915
                                          4,397           3,957
STOCKHOLDERS' EQUITY
   Common stock, $3.33-1/3 par value;
     3,000,000 shares authorized;
     issued 1,982,960 and 1,974,400
     shares, respectively                 6,610           6,581
   Additional paid-in capital             5,059           4,806
      Retained earnings                   8,053           6,845
                                         19,722          18,232
                                        $40,714         $33,889

The accompanying notes are an integral part of the consolidated financial statements.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                     Common Stock      Additional                Total
                     Shares   Par      Paid-in     Retained      Shareholders'
                     Issued   Value    Capital     Earnings      Equity
In Thousands

Balances,
  December 31, 1992  1,954    6,513    4,350       4,295         15,158

  Net income                                       2,882          2,882
  Cash dividend -
  $.78 a share                                    (1,528)        (1,528)
  Stock purchase plan   11       36      218                        254


Balances,
  December 31, 1993  1,965    6,549    4,568       5,649         16,766

  Net Income                                       2,889          2,889
  Cash dividend -
  $.86 a share                                    (1,693)        (1,693)
  Stock purchase plan    9       32      238                        270


Balances,
  December 31, 1994  1,974    6,581    4,806       6,845         18,232

  Net income                                       3,425          3,425
  Cash dividend -
  $ 1.12 a share                                  (2,217)        (2,217)
  Stock purchase plan    9       29      253                        282

Balances,
  December 31, 1995  1,983    6,610    5,059       8,053         19,722

The accompanying notes are an integral part of the consolidated financial statements.


                    MID-PLAINS TELEPHONE, INC.
              CONSOLIDATED STATEMENTS OF CASH FLOWS

                                         Year Ended December 31,
                                         1995          1994          1993
In Thousands
OPERATING ACTIVITIES
   Net income                            $3,425        $2,889        $2,882
   Add (Deduct) adjustments to
    reconcile net income to net
    cash from operations:
     Depreciation and amortization        3,173         2,390         2,161
     Deferred income taxes                  390           485           421
     Change in accounts and other
      receivables                          (211)         (369)         (100)
     Change in inventories                 (134)           51          (207)
     Change in accounts payable             150           809           (64)
     Change in other assets and
      liabilities                           130          (139)          178
   Net cash from operating activities     6,923         6,116         5,271

FINANCING ACTIVITIES
   Long-term borrowings                   5,000           --            --
   Repay long-term debt                  (3,384)         (802)         (726)
   Short-term bank notes:
     Borrowings                           9,230           400         1,400
     Repayments                          (6,090)       (1,500)         (400)
   Dividends paid                        (2,217)       (1,693)       (1,528)
   Stock purchase plan                      282           270           254
   Net cash used in financing activities  2,821        (3,325)       (1,000)

INVESTING ACTIVITIES
   Additions to property, plant
    and equipment                        (7,146)       (4,233)       (3,413)
   Investment in cellular
    partnership                          (1,995)           --            --
   Other, net                              (229)           22           (17)
   Net cash used in investing activities (9,370)       (4,211)       (3,430)

CASH AND CASH EQUIVALENTS
   Net increase (decrease)
    during year                             374        (1,420)          841
   Beginning of year                        186         1,606           765
   End of year                           $  560       $   186        $1,606

The accompanying notes are an integral part of the consolidated financial statements.

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Business and Consolidation - Mid-Plains' consolidated financial statements include the accounts of Mid-Plains Telephone, Inc. and its wholly-owned subsidiary, Mid-Plains Communications Systems, Inc. All significant inter-company items have been eliminated in consolidation. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Mid-Plains' main business is a telecommunications provider which provides telephone and data services to customers within its 116 square mile service area located in Dane County, Wisconsin. Subsidiary operations provide business systems, installation and service to a base of customers throughout southern Wisconsin and northern Illinois.

     Regulation - The accounting policies of Mid-Plains Telephone, Inc. and its subsidiary ("Mid-Plains") conform to generally accepted accounting principles, and where applicable, conform to the accounting principles as prescribed by the Public Service Commission of Wisconsin (PSCW).

          Mid-Plains follows the accounting for regulated enterprises as prescribed by Statement of Financial Accounting Standards No.71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). This accounting requires the deferral of certain costs and obligations based upon recovery of such amounts in future years. SFAS 71 also requires companies to depreciate plant and equipment over lives acceptable to the regulator. Mid-Plains annually reviews the continued applicability of SFAS 71 based upon the current regulatory and competitive environment.

          In 1994, the Wisconsin Legislature enacted the Telecommunications Act of 1993. As a result of this and other regulatory and legislative activities, management concluded that the recovery of certain regulatory assets and payment of certain regulatory liabilities related to employee and retiree benefits would not be realized. The elimination of these regulatory assets of $360,000 and regulatory liabilities of $574,000 were reflected as increases in the 1994 operating expenses and revenues, respectively. These changes in estimates increased 1994 net income by $130,000 ($.07 per share).

     Property, Plant and Equipment - Telephone property is stated at original cost of construction. Beginning in September 1995, regulators modified accounting principles for the allowance for funds used during construction (AFUDC) to conform with Statement of Financial Accounting Standards No. 34 "Capitalization of Interest Cost". The impact of this change was not material. No AFUDC was taken in 1995, 1994 or 1993.

          Normal retirements of telephone property are charged against accumulated depreciation along with the costs of removal less salvage, with no gain or loss recognition. Renewals and betterments of plant and equipment are capitalized while repairs, as well as renewals of minor items, are charged to operating expenses.

          Depreciation of telephone plant is provided for primarily on the straight-line method using class rates acceptable to the PSCW. The composite rates were 7.3%, 6.1%, and 6.0% for the years 1995, 1994, and 1993, respectively.

          When non-telephone property is sold or retired, a gain or loss is recognized. Depreciation is provided on the straight-line method over estimated service lives.

      Inventories - Inventories are stated at the lower of cost or market.

          The cost of materials and supplies inventory, which is used primarily for the construction of telephone plant, is determined principally by the average cost method.

          The cost of communications systems and parts inventory, held primarily for sale and servicing of deregulated telephone systems, is determined principally by the first-in, first-out (FIFO) method.

     Income Taxes - Mid-Plains files a consolidated federal income tax return.

          Income tax expense is based on reported earnings before income taxes. Refundable income taxes reflect the difference between the amount of estimated income taxes prepaid and the amount currently owed. Deferred income taxes have been established to reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. In addition, deferred tax balances are adjusted to reflect tax rates, based on currently enacted tax laws, that are anticipated to be in effect in the years in which the temporary differences are expected to reverse.

          Investment tax credits which were deferred prior to 1986 are being amortized over the service life of the related property.

     Revenue Recognition - Mid-Plains recognizes revenues when earned, regardless of the period in which they are billed.

          Telephone Revenues - Mid-Plains is required to provide service (and grant credit) to subscribers within its defined service territory.

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

               The percentage of revenues for long-distance services provided to carriers which exceeded 10% of telephone revenues were: AT&T Communications, Inc. 23% in 1995, 30% in 1994, and 32% in 1993; Ameritech 15% in 1995, 16% in 1994, and 24% in 1993;
          and MCI 10% in 1995, 11% in 1994 and 11% in 1993.  No other customer accounted for more than 10% of total revenues.

          System Sales and Services Revenues - Revenues from system sales and services are derived from the sale, installation and servicing of deregulated communications systems. Mid-Plains grants credit to customers, substantially all of whom are located in southern Wisconsin.

               Customer contracts for sales and installations are accounted for using the completed-contract method which recognizes income only if the contract is completed, or substantially so.

      Cash and Cash Equivalents - Cash and cash equivalents include cash and certificates of deposit with original maturities of three months or less. Cash and cash equivalents are stated at cost which approximates market value. At December 31, 1995 and 1994, Mid-Plains had bank deposits in excess of federally insured limits of approximately $510,000 and $343,000, respectively.

      Supplemental Cash Flow Disclosures - Mid-Plains, during 1995, 1994, and 1993, paid interest in the amount of approximately $960,000, $888,000, and $955,000, respectively, and income taxes in the amount of approximately $1,902,000, $1,137,000, and $1,327,000, respectively.

     Earnings Per Share - Earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. The number of shares used in this calculation were:
     1995 - 1,978,725; 1994 - 1,969,628; and 1993 - 1,958,846.

2.  LONG-TERM DEBT
    Long-term debt was comprised of the following:

                                            December 31,    December 31,
                                            1995            1994
    In Thousands
    Wisconsin Investment Board First
     Mortgage Notes -
      8-1/2% notes, payable in monthly
        installments, from May 1, 1974
        to October 1, 1998                  $   414         $   548
       9-3/4% note, payable in quarterly
        installments, from September 19,
        1987 to June 29, 1997                   653           1,038
       10-1/2% notes, payable in quarterly
       installments, from February 7, 1991
       to November 7, 2000                    2,503           2,871
     Registered Subordinated Debentures -
        8% due July 1, 2000                   5,000             -0-
       11% due July 1, 1995                     -0-           2,497
                                              8,570           6,954
         Less current portion                   973           3,380
         Long-term debt                     $ 7,597         $ 3,574

          Substantially all of Mid-Plains' telephone plant is pledged under the mortgage notes of the Company.

          In connection with its long-term debt, Mid-Plains is subject to restrictions on debt, other investments and on the amount of retained earnings available for cash dividends. At December 31, 1995, $5,861,000 of its retained earnings were not restricted and thus are available for the payment of dividends.

          Long-term debt maturing within each of the next five years is as follows: 1996 - $973,000, 1997 - $833,000, 1998 - $606,000, 1999 -
     $550,000, and 2000 - $5,608,000.

3.   SHORT-TERM FINANCING

     The table below contains information related to short-term financing.

                                       Year Ended December 31,
                                       1995         1994         1993
     In Thousands
     Balance of notes payable to
        banks at end of year           $4,440      $1,300       $2,400
     Weighted average interest rate
        at end of year                   8.30%      8.50%        6.00%
     Maximum amount outstanding
        during year                    $4,440      $2,400       $2,400
     Average amount outstanding
        during year                    $1,619      $1,392       $1,569
     Weighted average interest
        rate during the year            8.80%       6.91%        5.94%

          At December 31, 1995, Mid-Plains had available unused lines-of-credit of $2,560,000, for general corporate purposes. Mid-Plains' lines of credit do not require compensating balances.

4.   Property, Plant and Equipment

     The components of property, plant and equipment were as follows:

                                        December 31,
                                        1995        1994
     (In Thousands)
     Land                               $   318     $    318
     Buildings                            3,431        3,362
     Central office equipment            15,668       12,818
     Cable, wiring and conduit           21,813       19,540
     Other                                4,879        4,469
                                         46,109       40,507

     Under construction                      89          534
                                         46,198       41,041
     Less accumulated depreciation      (16,663)     (15,383)
                                        $29,535      $25,658

5.   INCOME TAXES

     The components of income tax expense are as follows:

                                           Year Ended December 31,
                                           1995         1994         1993
     In Thousands
     Current:
       Federal                             $1,479       $1,018       $  881
       State                                  373          263          236
          Total current                     1,852        1,281        1,117
      Deferred:
        Federal                               247          395          391
        State                                  74          110          123
          Total deferred                      321          505          514
        Investment tax credits                (64)         (71)         (80)
     Total income tax expense              $2,109       $1,715       $1,551

          The following is a reconciliation of the statutory federal income tax rate of 34% to Mid-Plains' effective income tax rate.

                                          Year Ended December 31,
                                          1995         1994         1993
     Statutory federal income tax
        rate                              34.0%        34.0%        34.0%
     State income taxes, net of
       federal benefit                     5.4          5.3          5.4
     Amortization of investment tax
       credits                            (1.2)        (1.6)        (1.8)
     Amortization of excess deferred
       federal taxes                       (.6)         (.7)         (.8)
     Other differences                      .5           .3         (2.0)
     Effective income tax rate            38.1%        37.3%        34.8%

The components of Mid-Plains' deferred tax asset (liability) were as follows:

                                                  December 31,
                                                  1995         1994
     (In Thousands)
     Deferred tax asset:
       Unamortized investment tax credit          $  112       $  152
       Compensated absences                          196           -
       Deferred compensation                         106           92
       Deferred income                                91           82
       Other                                         143           88
       Deferred tax asset                            648          414

     Deferred tax liability:
       Property, plant and equipment
        depreciation                              (2,636)      (2,182)
       Cellular interest                            (920)        (775)
       Other                                        (118)         (29)
       Deferred tax liabilities                   (3,674)      (2,986)

     Net deferred tax liability                   (3,026)      (2,572)
     Less: Current deferred tax asset               (204)        (170)
     Long-term deferred tax liability            $(3,230)     $(2,742)

6.   BENEFIT PLANS

     Pension Plan - Mid-Plains has a pension plan covering most of the employees of its telephone operations. The plan is non-contributory and provides for benefits to be paid to eligible employees at retirement based primarily upon years of service with Mid-Plains and compensation rates near retirement. Mid-Plains' funding policy is to contribute annually an amount up to the maximum amount that can be deducted for federal income tax purposes. Plan assets consist of fixed income securities.

          Mid-Plains applies the Financial Accounting Standards Board's
     SFAS 87, Employers' Accounting for Pensions, using a measurement date of September 30 for financial reporting purposes. In 1993 and prior years, the funded amount was recognized for ratemaking and adjustments made to revenues to reflect resulting regulatory liabilities. As explained in Footnote 1, this regulatory liability has been eliminated. Beginning in 1994, pension costs for ratemaking are based on costs calculated under SFAS 87.

          The funded status of the plan at October 1 for the year ended December 31 was as follows:

                                                 1995         1994
     In Thousands
     Vested benefit obligation                   $ 4,889      $ 4,435
     Non-vested benefit obligation                    89          139
     Total actuarial present value of
       accumulated benefit obligation            $ 4,978      $ 4,574
     Projected benefit obligation for
       service rendered to date                  $(7,557)     $(7,006)
     Plan assets at fair value as of
       October 1                                   6,101        5,116
     Plan assets less than
       projected benefit obligation               (1,456)      (1,890)
     Unrecognized loss on assets                   1,425        2,006
     Unrecognized net asset at transition           (115)        (135)
     Unrecognized prior service cost                 243          278
     Amount contributed to plan for fourth
       quarter                                       155          158
     Prepaid pension cost at December 31         $   252      $   417

          The net periodic pension cost consists of the following:

                                           1995          1994         1993
     In Thousands
     Service cost - benefits earned
       during the period                   $ 494         $ 548        $ 451
     Interest cost on projected benefit
       obligation                            454           449          391
     Actual return on plan assets           (719)          230         (564)
     Net amortization and deferral           403          (584)         310
     Net pension cost calculated under
       SFAS 87                             $ 632         $ 643        $ 588

     Rates used for calculations -
     Discount Rate - interest rate used to
       adjust for the time value of money  6.50%         6.50%        6.50%
     Assumed rate of increase in
       compensation levels                 5.30%         5.33%        5.84%
     Expected long-term rate of return
       on pension assets                   7.75%         7.75%        7.75%

     401(k) Benefit Plan - Mid-Plains offers a defined contribution 401(k) benefit plan to substantially all employees. The cost of the 401(k) plan was as follows: 1995 - $179,000, 1994 - $178,000, and
     1993 - $163,000.

     Retiree Health Insurance Plan - Mid-Plains has a retiree health insurance plan for telephone operations employees retiring after 1992. The plan, which is unfunded, provides for limited coverage to retirees between the age of 60 and 65, based on accumulated sick leave in excess of 720 hours. The cost of the plan was $48,000 in 1995, $26,000 in 1994, and $26,000 in 1993.

     Stock Purchase Plan - Mid-Plains has a stock purchase plan which allows employees and directors to purchase limited quantities of Mid-Plains Telephone, Inc. stock. Mid-Plains has a pricing policy under which employees, other than officers, may purchase shares at a discounted market price and officers and directors may buy shares at full market price.

     Deferred Compensation Plan - Mid-Plains has an unfunded deferred compensation plan whereby an officer or director can defer a portion of current officers' salaries or director fees. For income tax purposes, a deduction is allowed at the time compensation is paid to the participants.

7.   COMMITMENTS

     Construction expenditures for 1996 are estimated at $6.3 million, and substantial commitments have been incurred in connection with such expenditures.

8.   INVESTMENT, LIMITED PARTNERSHIP

     Mid-Plains has an 18% share in a cellular partnership with Ameritech which provides cellular telephone service in Madison, Janesville/Beloit and bordering areas. The investment is accounted for using the cost method.

          From time to time, the general partner may request additional capital contributions from the limited partners to fund expansion or operation of cellular service. In the event that additional capital is requested, Mid-Plains may either contribute an amount equal to its then current percentage interest or have its percentage interest reduced. During 1995, Mid-Plains participated in a capital call and contributed $1,995,000 to the partnership. No distributions from the partnership have been received during the three years ended December 31, 1995.

9.   SEGMENT INFORMATION

     Mid-Plains operates in two industry segments: telephone services and the sales and service of communications systems.

                                       Year Ended December 31,
                                       1995          1994          1993
     In Thousands
     Operating Revenues
        Telephone operations           $18,103       $15,560       $14,259
        System sales and services        6,475         5,900         4,782
                                       $24,578       $21,460       $19,041

     Operating Income
        Telephone operations           $ 6,130       $ 5,026       $ 4,976
        System sales and services          334           456           401
                                       $ 6,464       $ 5,482       $ 5,377

      Identifiable assets
        Telephone operations           $38,441       $31,508       $31,235
        System sales and services        2,273         2,381         2,441
                                       $40,714       $33,889       $33,676

      Depreciation
        Telephone operations           $ 3,073       $ 2,307       $ 2,092
        System sales and services          100            83            69
                                       $ 3,173       $ 2,390       $ 2,161

      Capital expenditures
        Telephone operations           $ 7,016       $ 4,089       $ 3,219
        System sales and services          130           144           194
                                       $ 7,146       $ 4,233       $ 3,413

10.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of Cash and Cash Equivalents and Short-term Debt are based on face amounts which approximate fair value.

          The fair value of long-term debt, estimated using discounted cash flow analysis based on Mid-Plains' estimated current incremental borrowing rates for debt with similar terms, was as follows:

                                             1995      1994
                                             In Thousands

                    Carrying amount          $8,570    $6,954
                    Fair market value        $9,058    $7,057

          It was not practicable to estimate the fair value of Mid-Plains' investment in the cellular limited partnership interest because of lack of quoted market prices. The carrying amount at December 31, 1995 represents the original cost of investment, which management believes is not impaired.

11.  QUARTERLY FINANCIAL INFORMATION (Unaudited):

                                   Quarter Ended
                                   March 31    June 30    Sept. 30    Dec.31
     In Thousands Except For Per Share Data
     1995
     Operating Revenues            $5,746      $6,019     $6,710      $6,103
     Operating Income              $1,535      $1,706     $1,856      $1,367
     Net Income                    $  825      $  946     $  976      $  678
     Earnings per Share            $  .42      $  .46     $  .49      $  .36
     1994
     Operating Revenues            $4,868      $5,640     $5,099      $5,853
     Operating Income              $1,230      $1,421     $1,421      $1,410
     Net Income                    $  633      $  751     $  768      $  737
     Earnings per Share            $  .33      $  .38     $  .39      $  .37

                REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors,
Mid-Plains Telephone, Inc.:

     We have audited the accompanying consolidated balance sheets of Mid-Plains Telephone, Inc. (a Wisconsin Corporation) and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mid-Plains Telephone, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/Kiesling Associates
KIESLING ASSOCIATES LLP
Madison, Wisconsin
January 19, 1996

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

COMMON STOCK PRICE RANGES AND DIVIDEND<F1>


                 TRANSACTIONS          PRICE PER SHARE<F2>        DIVIDENDS
                 NUMBER  SHARES    HIGH      LOW      AVERAGE     PAID
1995
4th Quarter       1      1,350     $40.00    $40.00   $40.00      $.25
Special Year-End                                                   .14
3rd Quarter       5        497      40.00     36.00    38.96       .25
2nd Quarter      16     17,157      41.00     35.00    38.91       .25
1st Quarter      14      3,818      38.14     35.00    36.34       .23

1994
4th Quarter       2        488     $35.00    $35.00   $35.00      $.23
3rd Quarter       6      6,425      35.00     32.00    34.81       .21
2nd Quarter      11      4,785      40.00     33.00    34.80       .21
1st Quarter      14      4,609      35.00     28.00    33.23       .21

<F1>There were 2,282 shareholders as of February 1, 1996.  Mid-Plains has regularly paid dividends to its shareholders and expects it will continue to do so in the future. Mid-Plains' By-Laws limit the common stock any one shareholder may hold to five percent of the authorized capital stock of the Company.
<F2>There are no principal market makers for Mid-Plains stock.  Prices are based only on unrelated party transactions for which the seller and/or buyer have responded to a Company inquiry. Transactions include both those handled privately (non-broker) and those handled by stock brokers. Non-broker prices do not include retail markup, markdown or commissions which are included in broker prices. Average prices are the weighted average of the transactions described above.